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EXHIBIT 4

AMENDMENT NUMBER TWO
TO THE
AMENDED AND RESTATED
SCHOLASTIC CORPORATION EMPLOYEE STOCK PURCHASE PLAN

        1.     Paragraph (a) of Section 3 of the Scholastic Corporation Employee Stock Purchase Plan (Amended and Restated as of March 1, 2000) (as amended, the "Plan") is amended by substituting: "900,000" for "200,000" where it appears therein.

        Subject to the foregoing, the Plan remains in full force and effect in accordance with the terms thereof.

        The foregoing amendment was duly approved by resolution of the Board of Directors of Scholastic Corporation adopted at its meeting held on July 15, 2003.

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AMENDMENT NUMBER TWO TO THE AMENDED AND RESTATED SCHOLASTIC CORPORATION EMPLOYEE STOCK PURCHASE PLAN